COMPANY CONTACT: Mario Mohar President, Chief Executive Officer

Jacinto Marina Acting Chief Financial Officer 011-525-55-629-8866	León Ortíz Treasurer 011-525-55-447-5836

GRUPO TFM AND SUBSIDIARIES REPORT THIRD QUARTER
AND FIRST NINE MONTHS RESULTS

(Mexico City, October 28, 2003) — Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. and its subsidiaries (“TFM”) reported financial results for the third quarter and first nine months of 2003.

THREE MONTHS
Consolidated net revenues for the three months ended September 30, 2003, were $178.2 million, which represents an increase of $2.9 million or 1.7 percent from revenues of $175.3 million for the same period in 2002. An 8.2 percent devaluation of the peso quarter to quarter affected revenues by $4.7 million, and a significant downturn in the Mexican automobile industry of 20 percent in unit production impacted revenues by $5 million. Conversion from truck to rail and growth in chemical, agroindustrial and cement and mineral product segments increased revenues by $8.3 million. Revenues include $13.6 million from Mexrail operations, consolidated with TFM since the second quarter 2002.

Consolidated operating profit for the third quarter of 2003 was $36.0 million, including a $1.8 million operating loss from Mexrail operations, representing a decrease of $2.7 million from the third quarter of 2002. The operating ratio (operating expenses as a percentage of revenues) for the third quarter of 2003 was 79.8 percent including Mexrail operations and 76.6 percent without Mexrail. In spite of an increase of 15 percent, or $1.9 million, in fuel cost, operating expenses were lower in the third quarter compared with the same period in 2002: salaries, wages and fringe benefits down 3.8 percent, other employee expenses down 14.8 percent, and purchased services down 28 percent due to cost control measures in locomotive maintenance and a more efficient operation and renegotiation of contracts.

NINE MONTHS
Consolidated net revenues for the nine months ended September 30, 2003, were $523.4 million, which represents a decrease of $9.0 million, or 1.7 percent from the same period of 2002. TFM’s revenues were negatively impacted by a 12.2 percent devaluation of the peso, representing $21.6 million less revenue than the same period of 2002, and by $24.1 million lower revenues from a significant downturn in the Mexican automobile industry. However, these losses in revenue were partially offset by increased volume in truck to rail conversion; chemical, agroindustrial and cement and mineral product segments; and Mexrail operations.

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TFM
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Consolidated operating profit for the nine months ended September 30, 2003, was $99.9 million, resulting in an operating ratio of 80.9 percent with Mexrail and 78.2 percent without Mexrail. Operating expenses for the nine-month period reflected the benefit of cost control measures: salaries, wages and fringe benefit reduction of 6.4 percent, purchased services reduction of 3.5 percent due to savings in locomotive maintenance, and other employee expense reduction of 3.0 percent. Operating expenses also contained a 32.0 percent, or $10.6 million, increase in fuel costs due to the increased prices during the nine months of 2003.

FINANCIAL EXPENSES
Net financial expenses incurred in the nine-month period were $83.4 million, including $17.7 million related to the $180.0 million 2012 bond issued in July 2002. TFM recognized a $10.1 million foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar.

INCOME TAX
Deferred income tax reflected a $37.8 million charge to the nine months results due to devaluation of the peso, which increased temporary differences of the base assets for tax and accounting purposes and reduced the balance of the NOL’s are denominated in pesos. Net loss carry forward as of September 30, 2003, was $1.392 million.

LIQUIDITY AND CAPITAL RESOURCES
As of September 30, 2003, accounts receivable had decreased to $190.2 million from $204.5 million at December 31, 2002, mainly due to the recovery of tax receivables. TFM made capital expenditures of $17.0 million in the third quarter of 2003 and $51.0 million in the nine months of 2003, invested in the improvement of TFM and Mexrail lines.

During September 2003 the company repurchased from Kansas City Railroad 51 percent of the capital stock of Mexrail for $32.6 million, the same price received by TFM for the asset sale in May 2003.

As of September 30, 2003, outstanding net debt balance was $969.6 million, a leverage of $23.2 million lower than at December 31, 2002. Debt includes $95.0 million of U.S. commercial paper, a term loan of $118 million and senior notes of $773.5 million.

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TFM
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This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words “believe”, “expect” and “anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (“NAFTA”) on the level of U.S.–Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20-F.

Financial tables to follow..........

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TFM Add 3 Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiaries Consolidated Statement of Income ( Amounts expressed in thousands of US dollars ) ( Unaudited )

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Transportation revenues	178,247	$175,307	523,365	$532,402

Operating expenses	(120,457)	(115,506)	(358,803)	(348,973)
Depreciation and amortization	(21,808)	(21,115)	(64,660)	(63,065)

Total cost	(142,265)	(136,621)	(423,463)	(412,038)

Operating profit	35,982	38,686	99,902	120,364

Other expenses - net	(15,793)	(219)	(25,104)	(6,554)

Financial expenses - net	(27,785)	(27,130)	(83,403)	(68,306)
Exchange profit (loss) - net	(7,168)	(3,085)	(10,119)	(14,397)

Net comprehensive financing cost	(34,953)	(30,215)	(93,522)	(82,703)

Income (loss) before taxes	(14,764)	8,252	(18,724)	31,107
and minority interest
Deferred income tax	(18,895)	(21,888)	(37,780)	(19,360)

Income (loss) before minority interest	(33,659)	(13,636)	(56,504)	11,747

Minority interest	6,838	2,710	11,248	(2,119)

Net income (loss) for the period	($26,821)	($10,926)	($45,256)	$9,628

The consolidated financial statements were prepared in accordance with International Accounting Standards.

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TFM Add 4 Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiaries Consolidated Balance Sheet ( Amounts expressed in thousands of US dollars ) ( Unaudited )

	September 30, 2003	December 31, 2002 (Audited)
Assets
Current assets
Cash and cash equivalents	$8,380	$30,249
Accounts receivable - net	190,240	204,484
Materials and supplies	16,188	20,261
Other current assets	8,522	10,256

Total current assets	223,330	265,250
Concession, property and equipment - net	1,815,480	1,832,289
Other assets	32,452	36,034
Deferred income tax	63,228	100,972

Total assets	$2,134,490	$2,234,545

Liabilities and stockholders’ equity
Current liabilities
Commercial paper and capital
lease due within one year	$131,949	$18,553
Accounts payable and accrued expenses	134,779	128,742

Total current liabilities	266,728	147,295
Long-term debt and capital lease obligation	846,028	1,004,552
Other non-current liabilities	36,266	40,735

Long-term liabilities	882,294	1,045,287

Total liabilities	1,149,022	1,192,582

Minority interest	318,380	329,619

Stockholders’ equity
Capital stock	807,008	807,008
Treasury shares	-204,904	-204,904
Effect on purchase of subsidiary shares	-33,562	-33,562
Retained earnings	98,546	143,802

Total stockholders’ equity	667,088	712,344

Total liabilities and stockholders’ equity	$2,134,490	$2,234,545

The consolidated financial statements were prepared in accordance with International Accounting Standards.

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TFM Add 5 Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiaries Consolidated Statement of Cash Flows ( Amounts expressed in thousands of US dollars ) ( Unaudited )

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002
Cash flows from operating activities:
Net income for the period	($26,821)	($10,926)	($45,256)	$9,628

Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	21,808	21,115	64,660	63,065
Discount on senior unsecured debentures	0	0	0	22,560
Amortization of deferred financing costs	1,601	(701)	4,804	3,555
Other non cash item	13,219	20,376	29,498	25,342
Changes in working capital	(14,691)	(14,913)	18,949	(36,774)

Total adjustments	21,937	25,877	117,911	77,748

Net cash provided by operating activities	(4,884)	14,951	72,655	87,376

Cash flows from investing activities:
Investment in Mex-Rail	0	0	0	(44,000)
Acquisitions of property and equipment - net	(17,028)	(18,324)	(51,003)	(52,974)
Sale of equipment	(391)	589		1,062
Acquisition of treasury shares	1,766	(162,575)	1,766	(162,575)

Net cash used in investing activities	(15,653)	(180,310)	(49,237)	(258,487)

Cash flows from financing activities:
Proceeds payments of commercial paper - net	30,000	(173,190)	(27,000)	(143,262)
Proceeds from senior notes	0	22,535	0	175,191
Payment of term loan	(18,287)	128,000	(18,287)	128,000

Net cash (used in) provided by financing activities	11,713	(22,655)	(45,287)	159,929

Increase in cash and cash equivalents	(8,824)	(188,014)	(21,869)	(11,182)
Cash and cash equivalents
Beginning of period	17,204	229,935	30,249	53,103

End of period	$8,380	$41,921	$8,380	$41,921

The consolidated financial statements were prepared in accordance with International Accounting Standards.

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